Exhibit 99.1

Farfetch Announces Second Quarter 2023 Results

•
Digital Platform GMV and Digital Platform Services Revenue growth accelerate to 7% and 10% year-over-year
•
Strong supply growth of over 40% year-over-year on the Farfetch Marketplace
•
Record Active Consumers of 4.1 million, up 7% year-over-year
•
Operating cost base reduced year-over-year, delivering operating cost leverage
•
Progress on strategic initiatives underpins 2023 expectations for strong growth, Adjusted EBITDA profitability and positive Free Cash Flow

LONDON, U.K. August 17, 2023 – Farfetch Limited (NYSE: FTCH) ("Farfetch" or the "Company"), the leading global platform for the luxury fashion industry, today reported financial results for the second quarter ended June 30, 2023.

José Neves, Farfetch Founder, Chairman and CEO, said: “Our Q2 results show Farfetch is growing, becoming more efficient, and executing on our key strategic priorities. We have also taken decisive action to adapt to the macro environment of the last 18 months. 2023 is set up to be a great year for Farfetch, toward strong GMV growth, Adjusted EBITDA profitability and positive free cash flow. All the while we remain steadfast on delivering our strategic vision of becoming the global platform for luxury.”

Elliot Jordan, Farfetch Chief Financial Officer said: “I’m pleased with our second quarter performance, which demonstrates our progress towards delivering profitable growth and positive free cash flow in 2023. Our Digital Platform has performed particularly well, returning to growth while maintaining a stable order contribution margin. This, coupled with significant savings in the cost base across all areas of the business, means our digital platform is more profitable than last year. We enter the second half well positioned to achieve faster levels of growth, with a lower cost base and strong liquidity.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or as otherwise stated):

	Three months ended June 30,
	2022	2023
Consolidated Group:
Gross Merchandise Value (“GMV”)	$1,020,448	$1,032,617
Revenue	579,347	572,086
Adjusted Revenue (1)	499,416	481,390
Gross profit	267,670	242,873
Gross profit margin	46.2%	42.5%
Profit/(loss) after tax	$67,670	$(281,338)
Adjusted EBITDA (1)	(24,224)	(30,570)
Adjusted EBITDA Margin (1)	(4.9)%	(6.4)%
Basic Earnings per share (“EPS”)	$0.18	$(0.68)
Diluted EPS	(0.50)	(0.68)
Adjusted EPS (1)	(0.21)	(0.21)
Digital Platform:
Digital Platform GMV	$883,130	$944,298
Digital Platform Services Revenue	356,038	391,264
Digital Platform Gross Profit	187,784	193,059
Digital Platform Gross Profit Margin	52.7%	49.3%
Digital Platform Order Contribution (1)	$112,759	$122,169
Digital Platform Order Contribution Margin (1)	31.7%	31.2%
Active Consumers (in thousands)	3,844	4,132
Average Order Value (“AOV”) - Marketplace	$596	$561
AOV - Stadium Goods	313	247
Brand Platform:
Brand Platform GMV	$107,137	$63,429
Brand Platform Revenue	116,577	67,383
Brand Platform Gross Profit	61,406	35,389
Brand Platform Gross Profit Margin	52.7%	52.5%

(1) See “Non-IFRS and Other Financial and Operating Metrics” on Page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•
In the second quarter 2023, third-party transactions generated 80% of Digital Platform GMV; Third-Party Take Rate was 31.8%
o
First-Party Original generated 5% of Digital Platform GMV in second quarter 2023
•
The Farfetch Marketplace continued to offer customers the most extensive selection of in-season luxury fashion on a global platform from over 1,400 sellers, as supply from both multi-brand retailers and e-concession partners increased over 40% year-over-year to nearly seventeen million total stock units in second quarter 2023
o
Signed over 30 new e-concession brand partners in first half 2023
•
Continued to build on digital capabilities to increase personalization and drive engagement on the Farfetch Marketplace
o
Active consumers grew to 4.1 million, supported by a higher mix of personalized communications which have demonstrated higher conversion
o
Launched capability allowing consumers to shop in their preferred language, no matter where they are in the world
•
Media Solutions signed new advertisers including Ami Paris, Zadig&Voltaire, Axel Arigato and Nina Ricci, and featured new and innovative campaigns during the second quarter such as:
o
Karl Lagerfeld Met Capsule Ultima Collection which also included an exclusive in-person event for an audience of New York based Private Clients and art and fashion collectors of Chanel, Fendi and Balmain
o
Exclusive launch of the Gucci Mac 80 sneaker which increased traffic to the Gucci product listing page with unique user uplifts for Womenswear and Menswear
•
Launched installment of Farfetch BEAT, a concept retail series that introduces exclusive product experiences to an international audience:
o
Browns joined forces with Crenshaw Skate Club to create an exclusive 20-piece unisex capsule of skate and streetwear classics
•
Farfetch Platform Solutions (FPS) continued to strengthen partnership with Harrods
o
Signed early contract renewal, extending partnership to 2028
o
Launched three new e-concessions-as-a-service for Harrods, adding Chanel-owned Orlebar Brown, Malone Souliers and Han Kjøbenhavn

New Guards Group

•
New Guards’ portfolio continued to create culturally relevant collections:
o
Off-White x Nike dropped Air Force 1 ‘Sheed’, celebrating former basketball star Rasheed Wallace

o
There Was One, a sustainable brand jointly created by New Guards Group and Farfetch, launched its first-ever partnership, an exclusive collaboration with Nigerian fashion designer Lisa Folawiyo
•
Palm Angels expanded its global store footprint with a new boutique in Mykonos, Greece
•
Previewed first iteration of Reebok's premium brand in July 2023

ESG

•
Released our third annual Conscious Luxury Trends report, which offers a comprehensive overview of the latest conscious thinking amongst luxury consumers and the industry including:
o
Report highlights rising global demand for Conscious products, according to Farfetch criteria, and growth opportunities in the luxury industry
o
10% higher conversion rate for Conscious products on the Farfetch Marketplace, compared to non-Conscious products
o
Searches for Conscious product terms on FARFETCH grew 78% year-on-year in 2022

Outlook

The following reflects Farfetch’s expectations for Full Year 2023 as of August 17, 2023:

•
Group GMV of approximately $4.4 billion, up from $4.1 billion in 2022
•
Digital Platform GMV of approximately $3.85 billion, up from $3.5 billion in 2022
•
Brand Platform GMV of approximately $0.45 billion, broadly flat compared to 2022
•
Revenue of approximately $2.5 billion, up from $2.3 billion in 2022
•
Digital Platform Order Contribution Margin of 33% to 35%, up from 32% in 2022
•
Positive Adjusted EBITDA Margin up to 1%, improving from (5)% in 2022
•
Positive Free Cash Flow, improving from negative in 2022

Conference Call Information

Farfetch Limited will host a conference call today, August 17, 2023, at 4:30 p.m. Eastern Time to discuss the Company’s financial results as well as expectations about Farfetch’s business. Listeners may access the live conference call and accompanying slides via live webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release. Following the call, a replay of the webcast and slide presentation will be available at the same website for at least 30 days.

Management's Discussion and Analysis of Results of Operations

Second Quarter 2023 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended June 30,
	2022	2023
Digital Platform GMV	$883,130	$944,298
Brand Platform GMV	107,137	63,429
In-Store GMV	30,181	24,890
GMV	$1,020,448	$1,032,617

GMV increased 1.2% in second quarter 2023 to $1,032.6 million, compared to $1,020.4 million in second quarter 2022. Excluding the impact of changes in foreign exchange rates, GMV would have increased 0.8% year-over-year. Digital Platform GMV increased $61.2 million from $883.1 million in second quarter 2022 to $944.3 million in second quarter 2023, representing a year-over-year increase of 6.9%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased 6.6% year-over-year.

Digital Platform GMV performance in second quarter 2023 reflects a return to growth as the prior year period no longer includes Russia following the March 2022 stoppage of our operations in the region. Digital Platform GMV performance also reflects an increase in Marketplace orders and growth of FPS GMV. These were partially offset by a decrease in Marketplace AOV from $596 to $561 driven largely by an increased mix of markdown sales, as well as a continued decrease in Digital Platform GMV in the U.S. and China.

Brand Platform GMV decreased 40.8% year-over-year from $107.1 million in second quarter 2022 to $63.4 million in second quarter 2023. Excluding the impact of changes in foreign exchange rates, Brand Platform GMV would have decreased 41.9% year-over-year. The decrease was primarily due to the timing of shipments and a decline in wholesale orders. The decline in second quarter 2023 Brand Platform GMV also reflects an uplift in second quarter 2022 Brand Platform GMV from a partial recovery of delayed first quarter 2022 shipments. This decrease was partially offset by Brand Platform GMV from the European partnership with Reebok, which was commercially launched in May 2023.

In-Store GMV decreased 17.5% year-over-year from $30.2 million in second quarter 2022 to $24.9 million in second quarter 2023. Excluding the impact of changes in foreign exchange rates, In-Store GMV would have decreased 18.6% year-over-year. The decrease was primarily driven by lower sales in stores in the U.S., partially offset by growth in stores in Europe.

Revenue (in thousands):

	Three months ended June 30,
	2022	2023
Digital Platform Services third-party revenue	$203,347	$216,210
Digital Platform Services first-party revenue	152,691	175,054
Digital Platform Services Revenue	356,038	391,264
Digital Platform Fulfilment Revenue	79,931	90,696
Brand Platform Revenue	116,577	67,383
In-Store Revenue	26,801	22,743
Revenue	$579,347	$572,086

Revenue decreased $7.3 million year-over-year from $579.3 million in second quarter 2022 to $572.1 million in second quarter 2023, representing a year-over-year decrease of 1.3%. This decrease was primarily driven by a 42.2% decrease in Brand Platform Revenue to $67.4 million, as well as a 15.1% decrease in In-Store Revenue to $22.7 million. These decreases were partially offset by an increase in Digital Platform Revenue of 10.5% to $482.0 million. Excluding the impact of changes in foreign exchange rates, revenue would have decreased 2.1% year-over-year.

Digital Platform Services Revenue increased 9.9% year-over-year, reflecting a 14.6% increase in first-party revenue and a 6.3% increase in third-party revenue. Digital Platform Services first-party revenue increased as continued stock clearance activity drove increased sales of first-party products on the Marketplace. The increase in Digital Platform Services third-party revenue was driven by growth in third-party Digital Platform GMV, alongside an increased Third-Party Take Rate. Excluding the impact of changes in foreign exchange rates, Digital Platform Services Revenue would have increased 9.2% year-over-year.

Digital Platform Fulfilment Revenue represents the pass-through to consumers of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions, subsidized shipping and incentives. Digital Platform Fulfilment Revenue increased 13.5% year-over-year, due to an increase in duties and a decrease in Farfetch-funded promotions.

Brand Platform Revenue decreased 42.2% year-over-year primarily due to the same reasons as Brand Platform GMV. In addition, second quarter 2022 included a full quarter of net economic benefit from Reebok, compared to second quarter 2023, where we recognized lower net economic benefit from Reebok following the commercial launch of the European partnership in May 2023. Excluding the impact of changes in foreign exchange rates, Brand Platform Revenue would have decreased 43.3% year-over-year.

Cost of Revenue (in thousands):

	Three months ended June 30,
	2022	2023
Digital Platform Services third-party cost of revenue	$62,067	$68,509
Digital Platform Services first-party cost of revenue	106,187	129,696
Digital Platform Services cost of revenue	168,254	198,205
Digital Platform Fulfilment cost of revenue	79,931	90,696
Brand Platform cost of revenue	55,171	31,994
In-Store cost of goods sold	8,321	8,318
Cost of revenue	$311,677	$329,213

Cost of revenue increased $17.5 million, or 5.6%, year-over-year from $311.7 million in second quarter 2022 to $329.2 million in second quarter 2023, primarily driven by an increase in Digital Platform Services and Digital Platform Fulfilment costs of revenue, partially offset by a decrease in Brand Platform cost of revenue.

Digital Platform Services cost of revenue increased year-over-year primarily due to growth of Digital Platform Services first-party revenue in second quarter 2023.

Gross profit (in thousands):

	Three months ended June 30,
	2022	2023
Digital Platform third-party gross profit	$141,280	$147,701
Digital Platform first-party gross profit	46,504	45,358
Digital Platform Gross Profit	187,784	193,059
Brand Platform Gross Profit	61,406	35,389
In-Store Gross Profit	18,480	14,425
Gross profit	$267,670	$242,873

Gross profit decreased $24.8 million or 9.3%, year-over-year, from $267.7 million in second quarter 2022 to $242.9 million in second quarter 2023. Gross Profit Margin decreased 370 bps year-over-year to 42.5%, driven primarily by the decline in Digital Platform Gross Profit Margin.

Digital Platform Gross Profit Margin decreased 340 bps to 49.3% in second quarter 2023, from 52.7% in second quarter 2022. This decrease was driven by an increased mix of Digital Platform first-party revenue (which generates a lower margin), driven by increased sales of first-party products as we continued to sell-through Browns inventory. Additionally, third-party gross profit margin decreased as a result of increased duties and shipping charges as compared to the previous year.

Brand Platform Gross Profit Margin decreased 20 bps year-over-year to 52.5%, primarily due to a higher mix of lower margin sales.

Selling, general and administrative expenses (in thousands):

	Three months ended June 30,
	2022	2023
Demand generation expense	$75,025	$70,890
Technology expense	31,120	24,131
Share-based payments	58,069	71,124
Depreciation and amortization	80,557	90,215
General and administrative	185,749	178,422
Other items	4,765	21,626
Selling, general and administrative expense	$435,285	$456,408

Selling, general and administrative expenses increased $21.1 million or 4.9% year-over-year, from $435.3 million in second quarter 2022 to $456.4 million in second quarter 2023.

Demand generation expense decreased $4.1 million or 5.5% year-over-year to $70.9 million in second quarter 2023. As a percentage of Digital Platform Services Revenue, demand generation expense was 18.1%, compared to 21.1% in second quarter 2022. This decrease was driven by increased marketing efficiencies achieved by redistributing spend between territories during second quarter 2023.

Our total investment in technology, of $71.8 million in second quarter 2023, which includes technology expense and our investments in longer term development projects which are treated as capital items, was 14.9% of Adjusted Revenue in second quarter 2023, as compared to $67.0 million or 13.4% in second quarter 2022, reflecting our increased investment in capitalized spend, as detailed below.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which include three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense decreased $7.0 million in second quarter 2023 year-over-year, or 22.5%, as we continued to lower our internal spend through cost efficiencies and repositioned external spend towards longer term capitalizable projects with payback in future periods, including marketplace initiatives and re-platforming projects, such as Reebok.

Share-based payments increased $13.1 million or 22.5% year-over-year in second quarter 2023 primarily as a result of the impact of a share price increase on employment related taxes and cash-settled awards during the period, compared to the impact of a share price decrease during second quarter 2022.

Depreciation and amortization expense increased $9.7 million or 12.0% year-over-year in second quarter 2023. This was principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives.

General and administrative expense decreased $7.3 million or 3.9%, year-over-year in second quarter 2023. This decline was primarily driven by cost saving initiatives that have been introduced as we continue to rationalize our fixed costs and drive efficiencies. At the end of second quarter 2023, we began implementing further cost saving initiatives, including reductions in headcount and overheads, and plans to further focus on our core businesses, which we expect will drive incremental savings throughout the remainder of 2023.

General and administrative expense decreased as a percentage of Adjusted Revenue to 37.1% compared to 37.2% in second quarter 2022. This decrease was primarily driven by the streamlining of our cost base.

Other items increased $16.9 million, year-over-year in second quarter 2023. This increase was primarily driven by restructuring costs incurred as part of the aforementioned cost saving initiatives.

Gains/(losses) on items held at fair value and remeasurements (in thousands):

	Three months ended June 30,
	2022	2023
Remeasurement gains/(losses) on put and call option liabilities	$162,894	$(28,438)
Fair value gains/(losses) on embedded derivative liabilities	94,143	(8,456)
Fair value remeasurement of equity investment carried at fair value through profit or loss ("FVTPL")	(6,335)	(106)
Gain on disposal of investment carried at FVTPL	1,461	-
Gains/(losses) on items held at fair value and remeasurements	$252,163	$(37,000)

The $28.4 million of remeasurement losses on put and call option liabilities in second quarter 2023 are related to a $19.3 million loss on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group Holding Limited (“Alibaba Group”) and Compagnie Financiere Richemont SA (“Richemont”), a $2.6 million loss on the put option over the non-controlling interest in Alanui S.r.l., and a $6.6 million loss on the put and call option over the 40% of Palm Angels share capital not owned by New Guards.

The $162.9 million of remeasurement gains on put and call option liabilities in second quarter 2022 were related to a $123.7 million gain on the put and call option resulting from the November 2020 strategic agreement with Alibaba Group and Richemont, a $50.5 million gain in connection with the Chalhoub Group’s put option over the non-controlling interest in Farfetch International Limited, partially offset by a $6.8 million loss on the put and call option over the 40% share capital in Palm Angels not owned by New Guards, and a $4.4 million loss on the put and call option over the non-controlling interest in Alanui S.r.l.

The $8.5 million of fair value losses on embedded derivative liabilities in second quarter 2023 related to $6.5 million of fair value losses related to the $400 million 3.75% notes due in 2027 (the “April 2020 Notes”), and $1.9 million of fair value losses related to the $600 million 0.00% notes due in 2030 (the “November 2020 Notes”).

The $94.1 million fair value gains on embedded derivative liabilities in second quarter 2022 related to $20.0 million of fair value gains related to the $250 million 5.00% notes due in 2025 (the "February 2020 Notes"), $104.4 million of fair value gains related to the April 2020 Notes and $30.2 million of fair value losses related to the November 2020 Notes.

Profit/(Loss) After Tax

Profit/(loss) after tax decreased $349.0 million year-over-year from a $67.7 million profit in second quarter 2022 to a $281.3 million loss in second quarter 2023, primarily driven by gains/(losses) on items held at fair value and remeasurements, which decreased $289.2 million year over year.

EPS and Diluted EPS

Second quarter 2023 basic EPS was $(0.68). Diluted EPS was also $(0.68) as the effect of all potentially dilutive instruments was antidilutive.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA decreased $6.3 million to a loss of $30.6 million for second quarter 2023, representing a 26.2% decline compared to second quarter 2022. Adjusted EBITDA Margin decreased by (150) bps from (4.9)% in second quarter 2022 to (6.4)% in second quarter 2023, primarily due to the aforementioned decline in Brand Platform Revenue.

Liquidity and Capital Resources

Liquidity as of June 30, 2023 was composed of cash and cash equivalents of $453.8 million. During the six months ended June 30, 2023, the Company's cash and cash equivalents decreased $287.2 million compared to a decrease of $788.1 million during the six months ended June 30, 2022. This decrease in cash outflow was primarily driven by cost saving initiatives, improved working capital management and an overall reduction in investing activity.

We believe that cash flow generated from operations and our cash, cash equivalents and marketable securities balances, as well as borrowing arrangements, will be sufficient to meet our anticipated operating cash needs for at least the next twelve months. However, any projections of future cash needs and cash flows are subject to inherent uncertainty. In the ordinary course, we continually evaluate opportunities to raise additional equity or debt, obtain credit facilities, enter into leasing arrangements, enter into financing obligations, repurchase common stock, or repurchase, refinance or otherwise restructure debt for strategic reasons or to further strengthen our financial position.

Post Balance Sheet Events

On August 11, 2023, Farfetch US Holdings, Inc., entered into the Second Amendment to the credit agreement previously entered into on October 20, 2022 (the "Credit Agreement"), with certain banks and financial institutions, amongst others, for a $200.0 million delayed draw term loan facility (the “Term Loan”) which will be issued with a 5.60% original issue discount and, to the extent drawn, will be due and payable on October 20, 2027 (unless payable earlier in accordance with the terms of the Credit Agreement). The net proceeds to Farfetch will be approximately $180 million after certain fees.

For further information, refer to the Form 6-K furnished with the SEC on August 17, 2023, also available at http://farfetchinvestors.com.

Foreign Exchange Rate Fluctuations

"Constant currency" means translating current period financial data at the prior period average exchange rates applicable to the local currency in which the transactions are denominated.

	Three months ended June 30,			Three months ended June 30,
	2022	2023	%	2023 at constant currency	%
GMV	$1,020,448	1,032,617	1.2%	$1,028,166	0.8%
Digital Platform GMV	883,130	944,298	6.9%	941,356	6.6%
Brand Platform GMV	107,137	63,429	(40.8%)	62,239	(41.9%)
In-store GMV	30,181	24,890	(17.5%)	24,571	(18.6%)
Revenue	579,347	572,086	(1.3%)	567,091	(2.1%)
Adjusted Revenue	499,416	481,390	(3.6%)	477,410	(4.4%)
Digital Platform Services Revenue	356,038	391,264	9.9%	388,850	9.2%
Brand Platform Revenue	116,577	67,383	(42.2%)	66,136	(43.3%)

Our financial information is presented in U.S. dollars, which differs from the underlying functional currencies of certain of our subsidiaries (including New Guards whose functional currency is the euro), exposing us to foreign exchange translation risk on consolidation. This risk is currently not hedged and therefore our results of operations have in the past, and will in the future, fluctuate due to movements in exchange rates when currencies are translated into U.S. dollars.

At a subsidiary level we are also exposed to transactional foreign exchange risk because we earn revenues and incur expenses in a number of different foreign currencies relative to the relevant subsidiary’s functional currency, mainly the pound sterling and the euro. Movements in exchange rates therefore impact our subsidiaries and thus, our consolidated results and cash flows. We hedge a portion of our core transactional exposures using forward foreign exchange contracts and foreign exchange option contracts; however, we are exposed to fluctuations in exchange rates on the unhedged portion of the exposures.

Unaudited condensed consolidated statement of operations
For the three and six months ended June 30
(in $ thousands, except share and per share data)
	Three months ended June 30,		Six months ended June 30,
	2022	2023	2022	2023
Revenue	579,347	572,086	1,094,150	1,128,477

Cost of revenue	(311,677)	(329,213)	(595,964)	(644,972)
Gross profit	267,670	242,873	498,186	483,505

Selling, general and administrative expenses	(435,285)	(456,408)	(826,676)	(875,169)
Impairment losses on tangible assets	-	(14,766)	-	(14,766)
Operating loss	(167,615)	(228,301)	(328,490)	(406,430)

Gains/(losses) on items held at fair value and remeasurements	252,163	(37,000)	1,160,423	(43,887)
Share of results of associates	12	(61)	30	(5)
Finance income	2,374	4,475	4,220	21,232
Finance costs	(26,558)	(40,015)	(43,964)	(70,548)
Profit/(loss) before tax	60,376	(300,902)	792,219	(499,638)

Income tax benefit	7,294	19,564	4,203	44,024
Profit/(loss) after tax	67,670	(281,338)	796,422	(455,614)

Profit/(loss) after tax attributable to:
Equity holders of the parent	70,483	(271,866)	804,809	(443,793)
Non-controlling interests	(2,813)	(9,472)	(8,387)	(11,821)
	67,670	(281,338)	796,422	(455,614)

Earnings/(loss) per share attributable to equity holders of the parent
Basic	0.18	(0.68)	2.11	(1.11)
Diluted	(0.50)	(0.68)	(0.77)	(1.11)

Weighted-average shares outstanding
Basic	382,806,025	401,891,362	382,232,170	399,597,359
Diluted	438,030,699	401,891,362	460,821,030	399,597,359

Unaudited condensed consolidated statement of comprehensive income/(loss)
For the three and six months ended June 30
(in $ thousands)
	Three months ended June 30,		Six months ended June 30,
	2022	2023	2022	2023
Profit/(loss) after tax	67,670	(281,338)	796,422	(455,614)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to the consolidated statement of operations (net of tax):
Exchange (loss)/gain on translation of foreign operations	(36,291)	2,936	(33,368)	9,624
(Loss)/gain on cash flow hedges recognized in equity	(43,949)	10,433	(42,842)	19,249
Loss on cash flow hedges reclassified and reported in net profit/(loss)	15,549	1,263	21,405	10,241
Hedge discontinuation gains transferred to statement of operations	-	-	(23,387)	-
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	-	(327)	-	(327)
Other comprehensive (loss)/income for the period, net of tax	(64,691)	14,305	(78,192)	38,787
Total comprehensive income/(loss) for the period, net of tax	2,979	(267,033)	718,230	(416,827)

Total comprehensive income/(loss) attributable to:
Equity holders of the parent	5,907	(257,442)	726,717	(405,019)
Non-controlling interests	(2,928)	(9,591)	(8,487)	(11,808)
	2,979	(267,033)	718,230	(416,827)

Unaudited condensed consolidated statement of financial position
(in $ thousands)
	December 31, 2022	June 30, 2023
Non-current assets
Other receivables	21,204	40,069
Derivative financial assets	-	721
Deferred tax assets	19,566	19,342
Intangible assets	1,547,830	1,503,925
Property, plant and equipment	91,141	92,632
Right-of-use assets	187,640	195,115
Investments	218,977	217,505
Investments in associates	138	276
Total non-current assets	2,086,496	2,069,585

Current assets
Inventories	345,969	436,408
Trade and other receivables	492,565	501,225
Current tax assets	16,193	25,945
Derivative financial assets	472	10,971
Cash and cash equivalents	734,221	453,820
Total current assets	1,589,420	1,428,369
Total assets	3,675,916	3,497,954

Liabilities and equity
Non-current liabilities
Provisions	12,166	15,636
Deferred tax liabilities	127,348	88,596
Lease liabilities	178,247	194,584
Employee benefit obligations	2,930	3,833
Derivative financial liabilities	206,564	206,967
Borrowings	892,700	916,923
Put and call option liabilities	169,218	208,610
Other financial liabilities	298,244	287,358
Total non-current liabilities	1,887,417	1,922,507

Current liabilities
Trade and other payables	740,848	829,662
Provisions	12,053	8,427
Current tax liability	6,075	6,503
Lease liabilities	36,996	41,614
Employee benefit obligations	2,403	2,051
Derivative financial liabilities	22,041	4,934
Put and call option liabilities	26,029	30,194
Other financial liabilities	36,433	45,891
Total current liabilities	882,878	969,276
Total liabilities	2,770,295	2,891,783

Equity
Equity attributable to owners of the parent	748,214	460,568
Non-controlling interests	157,407	145,603
Total equity	905,621	606,171
Total equity and liabilities	3,675,916	3,497,954

Unaudited condensed consolidated statement of cash flows
For the six months ended June 30,
(in $ thousands)
	2022	2023
Cash flows from operating activities
Operating loss	(328,490)	(406,430)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	27,355	32,982
Amortization	134,697	144,677
Non-cash employee benefits expense	140,061	116,197
Impairment losses on tangible assets	-	14,766
Impairment of investments	65	580
Change in working capital
Increase in receivables	(89,925)	(8,234)
Increase in inventories	(42,509)	(86,773)
(Decrease)/increase in payables	(146,388)	102,350
Change in other assets and liabilities
Decrease/(increase) in non-current receivables	12,379	(203)
Decrease in other liabilities	(45,225)	(7,522)
(Decrease)/increase in provisions	(55,061)	20
Increase/(decrease) in derivative financial instruments	237	(7,315)
Income taxes paid	(4,100)	(2,891)
Net cash outflow from operating activities	(396,904)	(107,796)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(69,988)	-
Payments for property, plant and equipment	(11,773)	(12,830)
Payments for intangible assets	(70,013)	(89,910)
Payments for investments	(206,531)	(567)
Interest received	3,150	12,209
Proceeds on disposal of investment	1,461	-
Transaction costs paid on investment in associate	-	(18,369)
Net cash outflow from investing activities	(353,694)	(109,467)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(16,639)	(20,885)
Interest paid	(13,483)	(35,190)
Dividends paid to holders of non-controlling interests	(4,391)	(6,071)
Acquisition of non-controlling interests	-	(4,750)
Settlement of equity-based awards	(4,409)	(1,040)
Proceeds from exercise of employee share-based awards	1,395	-
Repayment of borrowings	-	(2,000)
Net cash outflow from financing activities	(37,527)	(69,936)

Net decrease in cash and cash equivalents	(788,125)	(287,199)
Cash and cash equivalents at the beginning of the period	1,363,128	734,221
Effects of exchange rate changes on cash and cash equivalents	570	6,798
Cash and cash equivalents at end of period	575,573	453,820

Unaudited condensed consolidated statement of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance at January 1, 2022	15,231	1,641,674	783,529	(24,544)	59,520	(2,386,802)	88,608	182,008	270,616
Changes in equity/(deficit)
Profit/(loss) after tax for the period	-	-	-	-	-	804,809	804,809	(8,387)	796,422
Other comprehensive loss				(33,268)	(44,824)	-	(78,092)	(100)	(78,192)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(33,268)	(44,824)	804,809	726,717	(8,487)	718,230
Cashflow hedge transferred to inventory	-	-	-	-	(686)	-	(686)	-	(686)
Issue of share capital	116	4,135	-	-	-	-	4,251	-	4,251
Share-based payment – equity settled	-	-	-	-	65,948	42,008	107,956	-	107,956
Share-based payment – reverse vesting shares	14	5,872		-	22,301	-	28,187	-	28,187
Dividends to non-controlling interests	-	-	-	-	-	-	-	(17,764)	(17,764)
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,493	5,493
Other	-	-	-	-	-	(1,453)	(1,453)	1,611	158
Balance at June 30, 2022	15,361	1,651,681	783,529	(57,812)	102,259	(1,541,438)	953,580	162,861	1,116,441

Balance at January 1, 2023	15,793	1,685,809	783,529	(36,557)	172,829	(1,873,189)	748,214	157,407	905,621
Changes in equity/(deficit)
Loss after tax for the period	-	-	-	-	-	(443,793)	(443,793)	(11,821)	(455,614)
Other comprehensive income	-	-	-	9,611	29,163	-	38,774	13	38,787
Total comprehensive income/(loss) for the period, net of tax	-	-	-	9,611	29,163	(443,793)	(405,019)	(11,808)	(416,827)
Cashflow hedge transferred to inventory	-	-	-	-	(77)	-	(77)	-	(77)
Issue of share capital	335	4,323	-	-	-	-	4,658	-	4,658
Share-based payment – equity settled	-	-	-	-	29,513	74,090	103,603	-	103,603
Share-based payment – reverse vesting shares	-	-	-	-	10,119	-	10,119	-	10,119
Dividends to non-controlling interests	-	-	-	-	-	-	-	(6,881)	(6,881)
Purchase of non-controlling interest	-	-	-	-	-	(1,288)	(1,288)	1,288	-
Non-controlling interest arising on purchase of asset	-	-	-	-	-	-	-	5,597	5,597
Other	-	-	-	-	-	358	358	-	358
Balance at June 30, 2023	16,128	1,690,132	783,529	(26,946)	241,547	(2,243,822)	460,568	145,603	606,171

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expectations in relation to our outlook, our cost rationalization initiatives, our future performance in mainland China and the United States, our digital capabilities, new e-concessions-as-a-service for Harrods, our partnership with Reebok, the phasing of Brand Platform shipments, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, management's short and long-term objectives, anticipated trends and evolving market demands for conscious products, strategic initiatives and partnerships, our growth and expected performance for the fiscal year ending December 31, 2023, statements regarding our profitability, the sufficiency of our cash, cash equivalents and other resources to meet our anticipated operating cash needs for at least the next twelve months as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “might,” “target,” “seek,” “outlook” or the negative of these terms and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: general economic factors, pandemics, geopolitical events or other unexpected events may adversely affect our business, financial performance and results of operations; purchasers of luxury products may not choose to shop online, which would prevent us from growing our business; we may be unable to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis, and our revenue growth rate may decline; we have experienced losses in the past, and we may experience losses in the future; luxury sellers set their own prices for the products they make available on our Marketplaces, which could affect our ability to respond to consumer preferences and trends; the luxury fashion industry can be volatile and difficult to predict; we rely on a limited number of luxury sellers for the supply of products that we make available to consumers on the Farfetch Marketplace; our efforts to acquire or retain consumers may not be successful, which could prevent us from maintaining or increasing our sales; if our luxury sellers fail to anticipate, identify and respond quickly to new and changing luxury trends in consumer preferences, our business could be harmed; our software is highly complex and may contain undetected errors; our failure or the failure of third parties to protect our or their sites, networks and systems against security breaches, or otherwise to protect our or consumers’ and luxury sellers’ confidential information, could damage our reputation and brand and substantially harm our business and operating results; we may not succeed in promoting and sustaining our brand, which could have an adverse effect on our future growth, reputation, business and sales; our growth depends in part on the success of our FPS business; fluctuations in exchange rates may adversely affect our results of operations; we rely on information technologies and systems to operate our business and maintain our competitiveness, and any failure to invest in and adapt to technological developments and industry trends could harm our business; any significant disruption in service on our websites or apps or in our computer systems, some of which are currently hosted by third-party providers, could damage our reputation and result in a loss of consumers, which would harm our business and results of operations; the growth of our business may adversely impact our ability to successfully utilize our data and impact our sustained growth; we may not be able to manage our growth or cost rationalization initiatives effectively, which may adversely affect our corporate culture; we face significant competition in the global retail industry and may be unsuccessful in competing against current and future competitors; we are subject to governmental regulation and other legal obligations related to privacy, data protection and information security and if we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity; we rely on our luxury sellers, suppliers, third-party warehousing providers, third-party carriers and transportation providers as part of our fulfilment process, and these third parties may fail to adequately serve our consumers; our failure to address the operational, compliance and regulatory risks associated with our payment methods or practices could damage our reputation and brand and may cause our business and results of operations to suffer; our New Guards business is dependent on its production, inventory management and fulfilment processes and systems, which could adversely affect its business if not successfully executed; our Chief Executive Officer, José Neves, has considerable influence over important corporate matters due to his ownership of us and our dual‑class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial; our indebtedness could adversely affect our financial health and competitive position; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2022, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

We have revised previously reported information relating to total investment in technology as a percentage of Adjusted Revenue to correct for an overstatement of capitalized employee-related costs. We have revised the information for each of the first, second and third fiscal quarters for the year ended December 31, 2022. The revision had no impact on the fourth quarter for the year ended December 31, 2022 or the full fiscal year. It also had no impact on gross profit, operating loss or Adjusted EBITDA in these periods and had no impact on total assets, total equity and liabilities, or total cash flows as of the end of such periods. As revised, our total investment in technology as a percentage of Adjusted Revenue was 13.4% for first quarter 2022, 13.4% for second quarter 2022 and 12.8% for third quarter 2022.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on International Financial Reporting Standards ("IFRS"), including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, Digital Platform Order Contribution Margin and constant currency information (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•
as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;
•
for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•
to evaluate the performance and effectiveness of our strategic initiatives; and
•
to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•
such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•
such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•
such measures do not reflect changes in our working capital needs;

•
such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•
although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•
other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Constant currency information should be viewed in addition to, and not in lieu of or as superior to, the Company’s operating performance calculated in accordance with IFRS.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following table reconciles Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measures, which are profit/(loss) after tax and profit/(loss) after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2022	2023

Profit/(loss) after tax	$67,670	$(281,338)
Net finance expense	24,184	35,540
Income tax benefit	(7,294)	(19,564)
Depreciation and amortization	80,557	90,215
Share-based payments (1)	58,069	71,124
(Gains)/losses on items held at fair value and remeasurements (2)	(252,163)	37,000
Other items (3)	4,765	21,626
Impairment losses on tangible assets	-	14,766
Share of results of associates	(12)	61
Adjusted EBITDA	$(24,224)	$(30,570)
Revenue	$579,347	$572,086
Profit/(loss) after tax margin	11.7%	(49.2%)
Adjusted Revenue	$499,416	$481,390
Adjusted EBITDA Margin	(4.9%)	(6.4%)

1. Represents share-based payment expense.

2. Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 22 for a breakdown of these items.

3. Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table reconciles Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2022	2023

Revenue	$579,347	$572,086
Less: Digital Platform Fulfilment Revenue	(79,931)	(90,696)
Adjusted Revenue	$499,416	$481,390

The following tables reconcile Revenue at constant currency to the most directly comparable IFRS performance measure, which is Revenue:

(in $ thousands, except as otherwise noted)
	Three months ended June 30, 2023
	Digital Platform Services	Digital Platform Fulfilment Revenue	Brand Platform	In-Store	Total

Revenue	$391,264	90,696	$67,383	$22,743	$572,086
Foreign exchange impact	(2,414)	(1,014)	(1,247)	(320)	(4,995)
Revenue at constant currency	$388,850	$89,682	$66,136	$22,423	$567,091

Revenue growth	9.9%	13.5%	(42.2%)	(15.1%)	(1.3%)
Foreign exchange impact on revenue growth	(0.7%)	(1.3%)	(1.1%)	(1.2%)	(0.8%)
Revenue growth at constant currency	9.2%	12.2%	(43.3%)	(16.3%)	(2.1%)

The following table reconciles Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measures, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2022	2023

Digital Platform Gross Profit	$187,784	$193,059
Less: Demand generation expense	(75,025)	(70,890)
Digital Platform Order Contribution	$112,759	$122,169
Digital Platform Services Revenue	$356,038	$391,264
Digital Platform Gross Profit Margin	52.7%	49.3%
Digital Platform Order Contribution Margin	31.7%	31.2%

The following table reconciles Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	Three months ended June 30,
	2022	2023

Earnings/(loss) per share	$0.18	$(0.68)
Share-based payments (1)	0.15	0.18
Amortization of acquired intangible assets	0.11	0.11
(Gains)/losses on items held at fair value and remeasurements (2)	(0.66)	0.09
Other items (3)	0.01	0.05
Impairment losses on tangible assets	0.00	0.04
Share of results of associates	0.00	0.00
Adjusted loss per share	$(0.21)	$(0.21)

1. Represents share-based payment expense on a per share basis.

2. Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 22 for a breakdown of these items.

3. Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 22 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following table represents gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2022	2023
Fair value remeasurements:
$250 million 5.00% Notes due 2025 embedded derivative	$19,991	$-
$400 million 3.75% Notes due 2027 embedded derivative	104,397	(6,513)
$600 million 0.00% Notes due 2030 embedded derivative	(30,245)	(1,943)
FV remeasurement of minority investments	(6,335)	(106)
Gain on disposal of investment carried at FVTPL	1,461	-

Present value remeasurements:
Chalhoub put option	50,467	-
Palm Angels put call option and earn-out	(6,834)	(6,565)
Alibaba and Richemont put option	123,663	(19,292)
Alanui put option	(4,402)	(2,581)
Gains/(losses) on items held at fair value and remeasurements	$252,163	$(37,000)

Farfetch share price (end of day)	$7.16	$6.04

The following table represents other items:

(in $ thousands, except as otherwise noted)

	Three months ended June 30,
	2022	2023

Transaction-related legal and advisory expenses	$(4,765)	$(4,700)
Restructuring	-	(16,926)
Other items	$(4,765)	$(21,626)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps or on third-party websites or platforms on which we operate. A consumer is deemed to be active if they made a purchase within the last twelve-month period, irrespective of cancellations or returns. Active Consumers includes the Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and the New Guards owned sites operated by Farfetch Platform Solutions plus third-party websites or platforms on which we operate, including Amazon.com and Tmall Luxury Pavilion. Due to limitations in the data we are provided by certain third-party websites or platforms on which we operate, a limited number of consumers who transact on such websites or platforms and on our directly owned and operated sites and related apps, may be duplicated in the number of Active Consumers we report. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means profit/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share-based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is generally equal to GMV as such sales are not commission based. However, revenue relating to royalties, commission and other fees arising on commercial arrangements may be recognized within Brand Platform Revenue and not Brand Platform GMV.

"Constant currency" means translating current period financial data at the prior year average exchange rates applicable to the local currency in which the transactions are denominated.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of centrally Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform third-party GMV represents transactions on our technology platforms from third-party sellers, excluding fulfilment. Digital Platform first-party GMV represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from Digital Platform Services first-party sales, excluding fulfilment, is equal to the Digital Platform GMV from such sales.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

"Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our technology platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based. Digital Platform Services first-party revenues represent sales net of promotional incentives, such as free shipping and promotional codes, where these incentives are not designated as Farfetch-funded.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

"Free Cash Flow" is comprised of Adjusted EBITDA, plus change in working capital less capital expenditure on technology and tangible assets.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. First-party GMV is also net of promotions. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores, which include Browns, Stadium Goods and New Guards’ directly operated stores. Revenue realized from In-Store sales for Browns and New Guards’ directly operated stores is equal to GMV of such sales because such sales are not commission based. Revenue realized from In-store sales for Stadium Goods does not equal GMV of such sales as a certain portion of those sales are third-party and are commission based.

"Media solutions revenue" is revenue derived from advertising products and solutions provided to luxury sellers to enable them to leverage our luxury audience and first-party data in pursuing their respective marketing opportunities on the Farfetch Marketplace.

“Order Contribution” means gross profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels to support the Digital Platform. Order Contribution provides an indicator of our ability to extract consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

Executive VP, Communications

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and territories and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a global platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

For more information, please visit www.farfetchinvestors.com. We use this investor section of our website as a means of disclosing material, non-public information. Accordingly, investors should monitor this section of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Investors may also receive email alerts and other information about us by enrolling their email address under “Investor Resources” of our investors page. We have included our website address in this release solely for informational purposes, and the information contained on our website is not incorporated by reference in this release.